SUPPLEMENT DATED OCTOBER 27, 2023
TO THE FOLLOWING

UPDATING SUMMARY PROSPECTUS
DATED MAY 1, 2023 FOR

Spinnaker® Variable Annuity

NOTICE DOCUMENTS DATED MAY 1, 2023 FOR

Symetra Deferred Variable Annuity dated May 1, 1998
Focus Variable Annuity dated May 1, 2011
Mainsail Variable Annuity dated May 1, 1998
Symetra Retirement Passport Group Variable Annuity dated May 1, 2010
Resource B Variable Annuity dated May 1, 2002
Spinnaker® Advisor Variable Annuity dated May 1, 2011
Spinnaker® Choice Variable Annuity dated May 1, 2008
Spinnaker® Plus Variable Annuity dated May 1, 2004

Effective November 1, 2023, the address for Symetra Life Insurance Company will be changed. Please contact us at the following:

INQUIRIES
Symetra Life’s principal place of business is located at 777 108th Avenue NE, Suite 1200, Bellevue, Washington 98004. All communications to Symetra Life should be directed as follows:

For general correspondence, all written communications, including additional Purchase Payments, and other transactional inquiries, please contact us at:

Symetra Life Insurance Company
PO Box 674423
Houston, TX 77267-4423

We will not deem correspondence, including transactional inquiries and Purchase Payments, sent to any other address as received by us until they are picked up at the address listed above and delivered to our processing office.

For overnight mail:
Symetra Life Insurance Company
14710 John F Kennedy Blvd, Suite 140
Houston, TX 77032-3725

By Phone: 1-800-796-3872

On the Internet: www.symetra.com
www.symetra.com/regulatoryreports

Email: regulatoryreports@symetra.com